Exhibit 16.1

Tel: 702-384-1120 Fax: 702-870-2474 www.bdo.com	6100 Elton Avenue, #1000 Las Vegas, NV 89107

November 18, 2020

Securities and Exchange Commission 100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on November 18, 2020, to be filed by our former client, Galaxy Gaming, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.